EXHIBIT 99.118

QUALIFICATION CERTIFICATE

TO:	Alberta Securities Commission (as principal regulator)

AND TO:	The securities commission or similar regulatory authority of the Provinces of British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, and the Provinces of Yukon, Northwest Territories and Nunavut

RE:	High Tide Inc. (the “Issuer”)

This Qualification Certificate is provided pursuant to Section 4.1(a)(ii) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) in connection with the filing of a preliminary short form prospectus dated February 5, 2021 (the “Preliminary Prospectus”) by the Issuer for the distribution of its securities. The Issuer is relying on section 2.2 and 2.7(2) of NI 44-101 to qualify to file a short form prospectus. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in NI 44-101.

The undersigned, Rahim Kanji, the Chief Financial Officer of the Issuer, does hereby certify for and on behalf of the Issuer (and without personal liability):

(a)	On behalf of the Issuer, I have made or caused to be made such examinations or investigations as I believe necessary to enable me to make the statements set forth in this certificate.

(b)	The Issuer is an electronic filer under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR).

(c)	The Issuer is a reporting issuer in at least one jurisdiction of Canada.

(d)	The Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction (i) under applicable securities legislation, (ii) pursuant to an order issued by the securities regulatory authority, or (iii) pursuant to an undertaking to the securities regulatory authority.

(e)	The Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer, (i) whose operations have ceased, or (ii) whose principal asset is cash, cash equivalents, or its exchange listing.

(f)	All material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

(g)	Except for paragraph 2.2(d) of NI 44-101, for which the Issuer relied on the “successor” issuers exemption provided in Section 2.7(2) of NI 44-101, all of the qualification criteria set out in Part 2 of NI 44-101 have been satisfied.

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IN WITNESS WHEREOF, the undersigned has signed this Certificate this 5th day of February, 2021.

HIGH TIDE INC.

Per:	“Rahim Kanji”
Rahim Kanji Chief Financial Officer